FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2007 - 1 February 2007

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca and Bristol-Myers Squibb Announce Worldwide Collaboration To Develop And Commercialise Diabetes Compounds”, dated 11 January 2007.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 19 January 2007.

3.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2006”, dated 31 January 2007.

4.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2006” (front half), dated 1 February 2007.

5.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2006 – Consolidated Income Statement” (back half), dated 1 February 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	6 February 2007	By:	/s/ G H R Musker

Name: G H R Musker
Title: Secretary & Solicitor

Item 1

AstraZeneca and Bristol-Myers Squibb Announce Worldwide

Collaboration To Develop And Commercialise Diabetes

Compounds

Deal A Significant Step In Strengthening AstraZeneca’s Late Stage Pipeline

Partnership Aligned with Bristol-Myers Squibb Company Strategy

AstraZeneca and Bristol-Myers Squibb Company (NYSE:BMY) (“companies”) today announced a collaboration to develop and commercialise two investigational compounds being studied for the treatment of Type 2 diabetes. Both compounds were discovered by Bristol-Myers Squibb.

Saxagliptin, a dipeptidyl peptidase-4 (DPP-4) inhibitor, is currently in Phase III development. Upon successful completion of the development programme, the companies plan to file for U.S. regulatory approval of saxagliptin during the first half of 2008. Dapagliflozin (previously referred to as BMS-512148), a sodium-glucose cotransporter-2 (SGLT2) inhibitor, is currently in Phase IIb development. The collaboration on these compounds is worldwide, except for Japan. Should either party develop additional DPP-4 or SGLT2 compounds, the other company can elect to add those compounds to the collaboration.

Terms of the agreements include an upfront payment of $100 million by AstraZeneca to Bristol-Myers Squibb. The companies have agreed upon initial development plans for the two compounds. From 2007 through 2009, the majority of development costs will be funded by AstraZeneca. Any additional development costs will be shared equally. In aggregate, this sharing of R&D cost is expected to increase AstraZeneca’s R&D to sales ratio in 2007 by around 0.5 percent and in 2008 by approximately 1 percent.

Bristol-Myers Squibb may also receive additional payments of up to $650 million based on development and regulatory milestones for the two compounds. In addition, potential sales milestones up to $300 million per product are also possible. The companies will jointly develop the clinical and marketing strategy of the compounds, and post-launch will share commercialisation expenses and profits/losses equally on a global basis, excluding Japan. Bristol-Myers Squibb will manufacture both products and book sales.

David Brennan, Chief Executive Officer of AstraZeneca said, “Diabetes is a disease reaching almost epidemic proportions in many regions throughout the world and is a particular area of scientific interest for AstraZeneca. This deal represents a significant step in delivering our externalisation strategy as it gives us access to two strategically important late stage compounds in an area of high unmet medical need. We believe that Bristol-Myers Squibb’s recognised contributions to diabetes research will complement our existing strengths. Additionally, our combined expertise will develop new areas of opportunity for both companies and the potential to bring real medical benefit to the wider community.“

“This collaboration provides Bristol-Myers Squibb the opportunity to maximize our primary care assets, and it is aligned with our corporate strategy to concentrate R&D efforts on serious diseases such as diabetes while maintaining commercial focus on specialists and high prescribing primary care physicians,” said Jim Cornelius, Chief Executive Officer, Bristol-Myers Squibb. “Bristol-Myers Squibb has a strong legacy in treating Type 2 diabetes and cardiovascular disease, and we look forward to leveraging the combined expertise of our company and AstraZeneca to further develop and commercialise these compounds.”

About Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone needed to carry glucose (sugar) from the blood into cells, where it is converted to energy the cells need to perform properly. When insulin is not present or does not function correctly, the result is high levels of glucose in the blood. Over time, high blood glucose levels can lead to complications in the eyes, kidneys, central nervous system or heart.

Type 2 diabetes is the most common form of diabetes, accounting for approximately 90-95 percent of diabetes cases. Having Type 2 diabetes increases the risk of many serious complications, including heart disease or stroke, high blood pressure, amputation (particularly legs), blindness, nerve damage, and kidney failure. The risk of stroke and the rate of deaths due to heart disease are two to four times higher among people with diabetes, while about 65 percent of deaths among people with diabetes are due to heart disease and stroke.

The American Diabetes Association (ADA) estimates that more than 20 million people in the United States, or 7 percent of the population, have diabetes, and that one in three Americans born in 2000 will develop diabetes sometime during their lifetime. There are currently more than 230 million people living with diabetes worldwide. The objective of treating diabetes is to control blood glucose to as normal a level as possible. This can be accomplished by a combination of diet, exercise and medication.

About Saxagliptin and Dapagliflozin

Saxagliptin is a dipeptidyl peptidase-4 (DPP-4) inhibitor, a new class of diabetes medicines that work by increasing and prolonging the action of natural hormones in the body called incretins. Incretins decrease blood sugar by increasing consumption of sugar by the body, mainly through increasing insulin production in the pancreas, and by reducing production of sugar by the liver. By enhancing the effect of active incretin hormones in the body, DPP-4 inhibitors improve timely insulin release and ultimately decrease high blood sugar levels in patients with Type 2 diabetes.

Dapagliflozin is a sodium glucose cotransporter-2 (SGLT2) inhibitor. The SGLT2 transporter protein is located only in the kidney, where it normally reabsorbs glucose from urine while waste products are filtered out. Patients with Type 2 diabetes continue to reabsorb glucose from the urine, even though this process contributes to high blood glucose levels, or hyperglycemia. Dapagliflozin has a novel mechanism of action that blocks re-absorption of glucose from urine in patients with Type 2 diabetes. Inhibiting SGLT2 activity decreases re-absorption of glucose by the kidney, helping to improve glucose control in patients with Type 2 diabetes.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4 Good Index. AZ has over 40 years experience in cardiovascular medicine, with a powerful range of products including Atacand, a hypertension medication, Seloken ZOK, a leader in its class of beta blockers and CRESTOR, for the treatment of high cholesterol levels.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global pharmaceutical and related healthcare products company whose mission is to extend and enhance human life.

11 January 2007

AstraZeneca Contacts:

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

Bristol-Myers Squibb Contacts:

Media Enquiries:

Jeff Macdonald, Tel: +1 212 546 4824
Tony Plohoros, Tel: +1 609 252 7938

Investor Relations:

John Elicker, Tel: +1 212 546 3775
Blaine Davis, Tel: +1 609 252 7445

-Ends-

Item 2

Transparency Directive
Voting Rights and Capital

On 19 January 2007 AstraZeneca PLC had 1,532,316,602 Ordinary Shares of USD0.25 each in issue and admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of AstraZeneca PLC. AstraZeneca PLC does not hold any ordinary shares in treasury.

This figure (1,532,316,602) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
19 January 2007

Item 3

AstraZeneca Fourth Quarter and Full Year Results 2006

Tomorrow, Thursday, 1 February 2007, AstraZeneca will be releasing fourth quarter and full year results 2006 at 11:00GMT.

An analysts presentation covering the results will be held at 13:00GMT and can be joined, live, via teleconference on the following numbers: UK: 0800 559 3282, Sweden: 0200 887 736, US: 1 866 239 0750, International: +44 (0)20 7138 0808. These numbers, and details of the replay facility (available until 17:00GMT Friday, 16 February 2007) are available on the Investors section of the AstraZeneca website (www.astrazeneca.com). A live webcast of the presentation will also be available on this site.

Item 4

AstraZeneca PLC - Fourth Quarter and Full Year Results 2006

“AstraZeneca reports strong financial results for 2006, with EPS up 34 percent, and progress in strengthening the pipeline; Company continues to drive productivity improvements.”

Financial Highlights
Group	4th Quarter 2006 $m	4th Quarter 2005 $m	Actual %	CER %	Full Year 2006 $m	Full Year 2005 $m	Actual %	CER %
Sales	7,154	6,286	+14	+11	26,475	23,950	+11	+11
Operating Profit	2,003	1,636	+22	+24	8,216	6,502	+26	+28
Profit before Tax	2,103	1,689	+25	+26	8,543	6,667	+28	+29
Earnings per Share	$0.93	$0.77	+21	+22	$3.86	$2.91	+33	+34
Adjusted to exclude
Toprol-XLTM in US**
Sales	6,878	5,940	+16	+13	25,093	22,659	+11	+11
Earnings per Share	$0.83	$0.66	+26	+29	$3.36	$2.50	+35	+36

**	This Non-GAAP presentation excludes US sales and earnings contribution from Toprol-XLTM from both current year and prior year periods.
All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated
Sales for the full year increased by 11 percent to $26,475 million.

Strong performance of five key growth products (NexiumTM, SeroquelTM, CrestorTM, ArimidexTM and SymbicortTM) with combined sales reaching $13,318 million, up 23 percent for the full year.

Operating profit increased by 28 percent for the full year to $8,216 million. Operating margin improved by 3.8 percentage points to 31.0 percent of sales.

Free cash flow of $6,788 million for the full year. Returns to shareholders totalled $5,382 million (dividends $2,220 million; net share repurchases $3,162 million).

Since December 2005, the Company has entered into twelve significant licensing and acquisition projects and nine significant research collaborations.

On 11 January 2007, AstraZeneca announced a worldwide collaboration with Bristol-Myers Squibb to develop and commercialise two diabetes compounds, including saxagliptin, a dipeptidyl peptidase-4 (DPP-4) inhibitor in Phase III development.

The Company continues to drive productivity; initiative to improve asset utilisation announced (see page 3).

The Company anticipates earnings per share for 2007 (excluding any contribution from US sales of Toprol-XLTM and excluding any one-off costs associated with productivity initiatives) in the range of $3.80 to $4.05 (compared with EPS in 2006 excluding Toprol-XLTM of $3.36).

Dividend increased by 32 percent to $1.72 for the full year. Net share repurchases for 2007 set at $4 billion.

David Brennan, Chief Executive Officer, said: “In 2006, AstraZeneca reported another strong set of financial results and progress in strengthening the pipeline, but more remains to be done. Our agenda is clear. We are determined to maintain the sales momentum of our current product portfolio and to continue to build a pipeline to sustain our growth, while driving further productivity improvements and enhancing cash returns to shareholders.”

London, 1 February 2007
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Emily Denney (Wilmington)	(302) 886 3451
Analyst/Investor Enquiries:	Mina Blair/Jonathan Hunt/Karl Hård (London)	(020) 7304 5084/5087/5322
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Pictures of senior executives are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca. Interviews with David Brennan, Chief Executive Officer, Jon Symonds, Chief Financial Officer and John Patterson, Executive Director Development are available on www.astrazeneca.com

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Full Year

Sales for the full year increased 11 percent at CER and on an as reported basis, with currency movements having minimal effect. Sales in the US were up 16 percent. Sales in other markets were up 7 percent.

Operating profit for the full year was $8,216 million, up 28 percent at CER (26 percent as reported, including a 2 percent adverse impact from currency movements). Operating margin improved by 3.8 percentage points to 31.0 percent of sales. Improvements in gross margin, disciplined management of SG&A expense and higher other income for the year more than offset the planned increase in R&D investment, which was up 16 percent compared to 2005. Earnings per share for the full year were $3.86 versus $2.91 in 2005, an increase of 34 percent. The Board has recommended an increase in the second interim dividend to $1.23, which will bring the dividend for the full year to $1.72, an increase of 32 percent for the year.

The combined sales of five key growth products (NexiumTM, SeroquelTM, CrestorTM, ArimidexTM and SymbicortTM) grew by 23 percent to $13,318 million.

NexiumTM sales were up 12 percent for the full year to $5,182 million. Sales in the US were up 13 percent to $3,527 million, as volume growth more than offset the lower price realisation from contract sales. Sales in other markets were up 10 percent despite difficult market conditions in Germany.

SeroquelTM sales increased 24 percent to $3,416 million, including $2,486 million in the US (up 24 percent). As was the case in 2005, SeroquelTM was the only brand among the three leading antipsychotic products to grow its market share of total prescriptions in the US market in 2006. Seroquel™ market share was up a further 1.7 points to 30.2 percent market share in December 2006. SeroquelTM sales in other markets were up 23 percent to $930 million.

CrestorTM sales reached $2,028 million for the full year, on strong growth in the US of 57 percent and a 61 percent increase in other markets. CrestorTM share of new prescriptions in the US statin market increased 2.7 percentage points in 2006, to 9.6 percent in December.

ArimidexTM sales were up 29 percent to $1,508 million. Underpinned by the clinical evidence from the landmark ATAC trial (ArimidexTM, Tamoxifen, Alone or in Combination), ArimidexTM has emerged as a new gold standard treatment for post-menopausal women with early breast cancer.

SymbicortTM sales increased 18 percent to $1,184 million. Following completion of the European Union Mutual Recognition Procedure in October 2006, Sweden launched Symbicort SMARTTM (SymbicortTM Maintenance and Reliever Therapy) in November. Further European launches will roll out over the course of this year. The Company continues to plan for a US launch for SymbicortTM around the middle of the year, although achieving this launch timeline is dependent upon successful transfer of technology and completion of the required validation batches.

Fourth Quarter

Sales in the fourth quarter were $7,154 million, up 11 percent at CER, or 14 percent on an as reported basis (including an exchange benefit of 3 percent). Sales in the US were up 17 percent; sales in other markets were up 6 percent. Combined sales for five key growth products increased 23 percent to $3,702 million: NexiumTM (up 13 percent), SeroquelTM (up 19 percent), CrestorTM (up 73 percent), ArimidexTM (up 24 percent) and SymbicortTM (up 15 percent).

Operating profit increased by 24 percent in the quarter at CER (22 percent as reported, including a 2 percent adverse impact from currency movements). Earnings per share in the fourth quarter were $0.93 compared with $0.77 in 2005.

AstraZeneca PLC

Externalisation update

Strengthening the pipeline, by enhancing the productivity of our internal discovery and development and continued pursuit of external opportunities, remains the number one priority for the Company. In the past year, the Company has significantly expanded its business development capability, increasing its capacity to pursue promising external opportunities to strengthen the pipeline. Since December 2005, AstraZeneca has entered into twelve significant business development transactions (including three company acquisitions) and nine significant research collaborations. Including the recently announced collaboration with Bristol-Myers Squibb to develop two compounds to treat diabetes, these initiatives have added five Phase II and two Phase III molecules to our late-stage development pipeline.

Enhancing Productivity

The strong financial performance delivered over the past three years has stemmed from good top-line growth and disciplined management of costs. Going forward, management remains committed to maintaining a competitive financial performance during a period when the Company, as well as the industry, faces the challenges posed by patent expirations and pricing pressures from government and private sector payers.

Consistent with this, the Company has taken a further step in its drive to improve productivity, announcing a programme to improve asset utilisation within its global supply chain. Over the next three years, the Company plans to rationalise production assets, anticipating accounting charges of approximately $500 million (of which approximately $300 million will be cash) and the proposed reduction of approximately 3,000 positions, subject to consultations with works councils, trade unions and other employee representatives, and in accordance with local labour laws.

Future Prospects

As previously indicated, the 2007 financial contribution from the US Toprol-XLTM franchise is difficult to forecast with any degree of certainty. In addition to its reported results, the Company has also reported its revenue and earnings performance in 2006, and set its targets for 2007, assuming no financial contribution from Toprol-XLTM in the US. When the sales and profit contribution from US sales of Toprol-XLTM are excluded from 2006 reported results, adjusted sales were $25,093 million and earnings per share were $3.36.

For 2007, the Company anticipates that continued sales momentum from its key product franchises should result in sales growth in the high single digits. Tight management of costs should allow for significant growth in R&D investment while producing double-digit EPS growth, within the range of $3.80 to $4.05 per share. This range excludes any contribution from US sales of Toprol-XLTM and any one-off costs associated with productivity initiatives, and includes the additional R&D costs arising from the diabetes product collaboration with Bristol-Myers Squibb. Our determination to increase cash returns to shareholders is evidenced by the target of $4 billion in share repurchases (net of shares issued) for 2007.

Under current market conditions (that is, Toprol-XLTM brand maintaining market exclusivity on the 50/100/200mg dosage strengths and Sandoz and Par distributing generic versions of the 25mg dosage strength), profit contribution from US sales of the Toprol-XLTM product range, which includes sales to Par, is running at around $100 million per month. The Company will update this estimate as market conditions change.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: when and if additional generic competitors to Toprol-XL™ are introduced in the US market prior to completion of Appellate Court process, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2005 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Fourth Quarter		CER %	Full Year		CER %

	2006	2005		2006	2005

Nexium™	1,430	1,247	+13	5,182	4,633	+12
Losec™ / Prilosec™	347	411	-18	1,371	1,652	-16

Total	1,801	1,677	+5	6,631	6,355	+4

In the US, NexiumTM sales for the full year increased by 13 percent to $3,527 million. Dispensed tablet volume for NexiumTM increased by 17 percent for the year; all other PPI class brands in aggregate declined by 4 percent.

In the fourth quarter, US sales for NexiumTM were up 17 percent. Dispensed tablet volume in the quarter was up 13 percent; release of the provision associated with the US Department of Defence TRICARE Retail Pharmacy Prescription Program (DoD/TRRx) gave rise to a positive price variance for the quarter.

Sales of NexiumTM in other markets were up 10 percent to $1,655 million for the full year, as good volume growth in France and Italy helped mitigate the significant price erosion in Germany. Fourth quarter sales in markets outside the US were up 5 percent.

In December 2006, the European Patent Office (EPO) ruled that one of the European substance patents for Nexium™ would be rejected, following an appeal from the German generic manufacturer ratiopharm. While disappointed with the EPO decision, AstraZeneca has confidence in the intellectual property portfolio protecting Nexium™. This portfolio includes process, method of use and additional substance patents with expiration dates ranging from 2009 through to 2019. The revocation of the AstraZeneca European substance patent relating to Nexium™ should not have any substantive impact on AstraZeneca's ability to uphold and enforce its Nexium™ patents in the United States. AstraZeneca has several US patents covering Nexium™, all of which can be differentiated from the European patent found to be invalid.

For the full year, PrilosecTM sales were down 12 percent in the US and LosecTM sales in other markets were down 17 percent.

Cardiovascular

	Fourth Quarter		CER %	Full Year		CER %

	2006	2005		2006	2005

Seloken™ / Toprol-XL™	387	455	-16	1,795	1,735	+3
Crestor™	625	353	+73	2,028	1,268	+59
Atacand™	301	247	+17	1,110	974	+14
Plendil™	65	73	-15	275	360	-24
Zestril™	78	84	-11	307	332	-7

Total	1,609	1,378	+14	6,118	5,332	+15

Sales of Toprol-XLTM (metoprolol succinate) in the US were up 7 percent for the full year, to $1,382 million. Total prescriptions in the US increased by 10 percent versus last year.

On 21 November, a 25 mg version of metoprolol succinate was launched in the US by Sandoz (formerly Eon Labs). Also in November, AstraZeneca announced that it had entered into a supply and distribution agreement with Par Pharmaceutical to distribute an authorised generic version of the 25 mg dosage strength of metoprolol succinate for the US market.

US sales of Toprol-XLTM in the fourth quarter were down 20 percent as a result of provisions taken against pipeline inventory in the marketplace following the onset of generic competiton.

Sales of SelokenTM in other markets were down 2 percent in the fourth quarter and were down 7 percent for the full year.

AstraZeneca PLC

Annual sales for CrestorTM exceeded $2 billion for the first time in 2006. CrestorTM has now been approved in 84 markets and launched in 74. Since launch in early 2003, more than 9 million patients have been treated with CrestorTM and more than 70 million prescriptions have been written.

CrestorTM sales in the US increased by 75 percent in the fourth quarter, and were up 57 percent for the full year. New prescriptions for statins in the US were up 17 percent for the full year; CrestorTM new prescriptions were up 58 percent. CrestorTM new prescription market share in December 2006 was 9.6 percent, a 2.7 percentage point increase over the last year, which was the largest share gain recorded by a branded statin in 2006. Beginning in January 2007, the new prescription market share data will be distorted by the launches of multiple generic simvastatin products.

In other markets, CrestorTM sales increased by 70 percent in the fourth quarter. Sales for the full year were up 61 percent, on good growth in Europe (up 56 percent) and in Asia Pacific resulting from expanded sales in Japan in the second half. Volume share of the statin market for CrestorTM is now 17.4 percent in Canada; 11.5 percent in the Netherlands; 19.3 percent in Italy; and 12.9 percent in France.

AtacandTM sales in the US were up 12 percent for the full year. New prescriptions for AtacandTM were up 7 percent in 2006.

In other markets, AtacandTM sales were up 14 percent in the fourth quarter and were up 14 percent for the full year.

PlendilTM sales were down 15 percent in the quarter and were down 24 percent for the full year as a result of generic competition in the US market, where PlendilTM sales for the full year were down 71 percent.

Respiratory

	Fourth Quarter		CER %	Full Year		CER %

	2006	2005		2006	2005

Pulmicort™	400	338	+16	1,292	1,162	+11
Symbicort™	323	264	+15	1,184	1,006	+18
Rhinocort™	90	92	-3	360	387	-7
Oxis™	23	22	-	88	91	-3
Accolate™	22	17	+29	81	72	+13

Total	899	773	+12	3,151	2,873	+10

Sales of SymbicortTM increased by 15 percent in the quarter and increased 18 percent to $1,184 million for the full year on continued market growth and share gains in Europe.

Following completion of the European Union Mutual Recognition Procedure in October 2006, Sweden launched Symbicort SMARTTM (SymbicortTM Maintenance and Reliever Therapy) in November. Further European launches will roll out over the course of this year.

In the US, the Company continues to plan for a launch of SymbicortTM for the treatment of asthma in adults around the middle of the year, although achieving this launch timeline is dependent upon successful transfer of technology from development to manufacturing and completion of validation batches.

Worldwide sales of PulmicortTM were up 16 percent in the fourth quarter and were up 11 percent for the full year. Once again, the primary driver for growth was PulmicortTM RespulesTM in the US, where sales were up 31 percent in the fourth quarter and were up 24 percent for the full year. Volume growth in the US for the full year was approximately 10 percent, with price changes, managed care rebate adjustments and inventory movements also contributing to reported sales growth.

RhinocortTM sales for the full year were down 7 percent, chiefly on a 9 percent decline in sales of RhinocortTM Aqua in the US market.

AstraZeneca PLC

Oncology

	Fourth Quarter		CER %	Full Year		CER %

	2006	2005		2006	2005

Arimidex™	412	325	+24	1,508	1,181	+29
Casodex™	327	283	+13	1,206	1,123	+9
Zoladex™	272	252	+5	1,008	1,004	+1
Iressa™	63	72	-14	237	273	-11
Faslodex™	48	39	+18	186	140	+32
Nolvadex™	23	28	-22	89	114	-19

Total	1,157	1,001	+13	4,262	3,845	+12

In the US, sales of ArimidexTM were up 29 percent for the full year, to $614 million. Total prescriptions increased by 21 percent. ArimidexTM share of total prescriptions for hormonal treatments for breast cancer was 37.5 percent in December, up 2.7 percentage points during the year. In the fourth quarter, US sales for ArimidexTM were up 33 percent.

In other markets, ArimidexTM sales increased by 18 percent in the fourth quarter and were up 29 percent for the full year. For the full year, sales were up 30 percent in Europe and were up 27 percent in Asia Pacific.

CasodexTM sales in the US for the full year were up 23 percent. Sales in other markets were up 5 percent for the full year, with sales in Japan up 10 percent.

IressaTM sales in markets outside the US increased by 5 percent in the fourth quarter and were up 10 percent for the full year. Sales in the Asia Pacific region for the full year were up 15 percent.

Worldwide sales of FaslodexTM were up 32 percent for the full year, largely due to the 74 percent increase in Europe.

Neuroscience

	Fourth Quarter		CER %	Full Year		CER %

	2006	2005		2006	2005

Seroquel™	912	755	+19	3,416	2,761	+24
Zomig™	103	94	+7	398	352	+13

Total	1,240	1,084	+12	4,704	4,059	+16

In the US, SeroquelTM sales were up 20 percent in the fourth quarter and increased by 24 percent for the full year to $2,486 million. Total prescriptions increased by 12 percent for the full year, well ahead of the market. SeroquelTM share of total prescriptions in the US antipsychotic market increased to 30.2 percent in December2006, up 1.7 percentage points over last year.

In other markets, SeroquelTM sales were up 17 percent in the fourth quarter. Sales for the full year were up 23 percent, on good growth in Europe, where sales were up 25 percent, and a 15 percent increase in Asia Pacific.

Regulatory submissions for a sustained release (SR) once daily formulation for SeroquelTM for the treatment of schizophrenia are under review in the US and in the European Union.

ZomigTM sales comparisons in the US versus the prior year are affected by the resumption of full responsibility for US commercialisation on 1 April 2005. Reported sales for ZomigTM in the US were up 5 percent in the fourth quarter and were up 39 percent for the full year. Total prescriptions for ZomigTM declined by 6 percent for the full year.

Sales of ZomigTM in other markets were up 8 percent in the fourth quarter and were unchanged for the full year.

AstraZeneca PLC

Geographic Sales

	Fourth Quarter		CER %	Full Year		CER %

	2006	2005		2006	2005

US	3,390	2,907	+17	12,449	10,771	+16
Europe	2,358	2,089	+6	8,903	8,463	+6
Japan	442	424	+6	1,503	1,527	+5
RoW	964	866	+9	3,620	3,189	+11

In the US, sales were up 16 percent for the full year. Combined sales of key growth products (NexiumTM, SeroquelTM, CrestorTM and ArimidexTM) were up 23 percent.

In Europe, sales for the full year were up 6 percent, on strong growth for CrestorTM (up 56 percent), ArimidexTM (up 30 percent), SymbicortTM (up 18 percent) and SeroquelTM (up 25 percent). Good volume growth for NexiumTM was partially offset by price erosion, particularly in Germany. Sales of LosecTM in Europe declined by 20 percent.

Sales in Japan for the full year were up 5 percent on good volume growth from LosecTM, oncology products and sales of CrestorTM , which was partially offset by lower prices across the product range.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Fourth Quarter

Reported sales increased by 14 percent and operating profit by 22 percent. At constant exchange rates, sales increased by 11 percent and operating profit by 24 percent.

Currency movements for the quarter increased sales by 3 percent but reduced operating profit by 2 percent. In comparison to last year, the dollar was 8 percent weaker against the euro, increasing sales, and also against the Swedish krona (11 percent) and sterling (9 percent), increasing costs. The net effect of these movements was an unfavourable currency impact to earnings per share for the quarter of 1 cent.

Underlying US sales growth is broadly in line with reported growth of 17 percent after adjusting for managed market accruals, inventory movements and provision movements. Following the launch of generic Toprol-XLTM 25mg by Sandoz (formerly Eon Labs), a provision for pipeline inventories was made. Toprol-XLTM revenues will now be recognised conservatively as prescriptions are written, rather than on shipments, given the likelihood of further generic approvals and launches in 2007. Also during the quarter, provisions made in respect of US Department of Defence TRICARE Retail Pharmacy Prescription Program rebates were released. The net impact on reported sales of these two items was broadly neutral. Outside the US, sales increased by 6 percent.

Reported operating margin increased by 2.0 percentage points from 26.0 percent to 28.0 percent. Excluding the effects of currency, underlying margin increased 3.1 percentage points for the quarter.

Reported gross margin of 77.9 percent is unchanged from quarter four last year. Payments to Merck, at 4.8 percent of sales, were 0.1 percentage points lower than last year. Currency and royalty payments reduced margin by 0.1 and 0.3 percentage points respectively. Included in quarter four were provisions totalling $108 million relating to Toprol-XLTM, NXY-059 and other asset provisions. Asset provisions of $100 million were included in the prior year. Taking all these factors together underlying gross margin increased by 0.2 percentage points, primarily due to a more favourable product mix as well as continuing operational efficiencies.

R&D expenditure was $1,124 million in the fourth quarter, up 21 percent over last year due to increased activity levels related to the progression of the in-house portfolio and the effect of the externalisation strategy. Approximately 4 percent of the growth over quarter four last year related to the acquisition of Cambridge Antibody Technology Group plc. In comparison to the fourth quarter 2005, R&D as a percentage of sales increased 1.8 percentage points to 15.7 percent, of which currency accounted for 0.6 percentage points.

At constant rates of exchange, SG&A costs of $2,511 million represented an increase of 1 percent versus a high comparative fourth quarter in 2005, which arose chiefly from investments in a Medicare Outreach programme. Quarter four saw continued investment in our key products across the business, including the launch of CrestorTM in Japan and Australia.

Higher other income increased operating margin by 0.6 percentage points, primarily due to the divestment of 17 non-core products in Scandinavia.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the gain for the quarter, net of an exchange loss on the underlying exposures, was $25 million. Other fair value movements of $5 million are charged elsewhere in the profit and loss.

Full Year

Reported sales increased by 11 percent and operating profit by 26 percent. At constant exchange rates, sales increased by 11 percent and operating profit by 28 percent.

Currency had minimal impact on sales and a negative impact of 2 percent on operating profit. Cumulatively, exchange has reduced EPS by 3 cents.

Underlying US sales growth approximates to reported sales growth of 16 percent for the full year. Outside the US, sales increased by 7 percent.

Operating margin increased by 3.8 percentage points from 27.2 percent to 31.0 percent. Excluding the effects of currency and other income, underlying margin increased 2.9 percentage points for the full year.

AstraZeneca PLC

Reported gross margin increased by 1.4 percentage points to 79.0 percent of sales. Payments to Merck (4.7 percent of sales) benefited gross margin by 0.1 percentage points whilst currency and royalties reduced gross margin by 0.1 percentage points and 0.2 percentage points respectively. Excluding the costs for the early termination of the Medpointe Zomig™ US distribution agreement and manufacturing provisions in 2005 and the provisions made in respect of Toprol-XL™, NXY-059 and manufacturing efficiencies in 2006, underlying margin improved by 1.5 percentage points.

R&D expenditure was up 16 percent to $3,902 million (14 percent excluding Cambridge Antibody Technology Group plc investment) and increased by 0.6 percentage points to 14.7 percent of sales. SG&A increased by 5 percent over last year to $9,096 million, adding 2.0 percentage points to operating margin.

Higher other income increased operating margin by 1.1 percentage points due principally to higher royalties, the $109 million gain recognised in quarter two from the divestments of the US anaesthetics and analgesic products to Abraxis BioScience, Inc. and the divestments of non-core products in Scandinavia.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the loss for the year, net of an exchange gain on the underlying exposures was $11 million. Other fair value movements of $5 million are charged elsewhere in the profit and loss.

Toprol-XL™

In 2006, Toprol-XL™ contributed US sales of $1,382 million and EPS of 50 cents. The timing of entry to the markets of other proposed generic products is difficult to predict; as a result, the Company believes that future performance can be best judged by excluding Toprol-XL™ from current performance. Consequently, if Toprol-XL™ were excluded from the current and prior year, sales growth would be 11 percent (13 percent for the quarter) and EPS growth would be 36 percent (29 percent for the quarter) on a CER basis.

Interest and Dividend Income

Net interest and dividend income for the year was $327 million (2005 $165 million), with $100 million in the fourth quarter (2005 $53 million). The increase over 2005 is primarily attributable to higher average investment balances and yields. The reported amounts include $43 million (2005 $15 million) in the year and $9 million (2005 $2 million) in the quarter, arising from employee benefit fund assets and liabilities reported under IAS 19, “Employee Benefits”.

Taxation

The effective tax rate for the year was 29.0 percent (31.3 percent for the quarter) compared with 29.1 percent (27.4 percent for the quarter) for 2005. The decrease for the year compared to 2005 is the net effect of tax benefits arising from a different geographical mix of profits, tax deductions relating to share based payments and the recognition of deferred tax assets in respect of tax credit carry forwards, offset by an increase in tax provisions principally in relation to global transfer pricing issues. The quarter four tax charge has increased as a result of net movements on year-end global transfer pricing and other provisions. The full year tax rate for 2007 is anticipated to be around 29 percent.

Cash Flow

Free cash flow (net cash generated and available for acquisitions or distribution to shareholders) for the year was $6,788 million, compared to $6,052 million in 2005. $5,382 million was returned to shareholders (comprising net share repurchases of $3,162 million and dividends of $2,220 million) and $1,148 million was invested in acquisitions (Cambridge Antibody Technology Group plc [CAT] and KuDOS Pharmaceuticals Limited); $661 million was received from the sale of the Humira royalty stream (acquired as part of CAT), giving a net cash inflow for 2006 of $919 million. Net funds at the end of 2006 were $6,537 million.

Cash generated from operating activites in the year was $7,693 million, $950 million higher than in 2005. This was driven by increased profit before tax (up $1,876 million), offset by higher tax payments and working capital requirements.

Net cash outflows from investing activities were $272 million in the year, compared to an outflow of $1,182 million in 2005. This substantially reflects the reallocation of funds between cash equivalents and short-term deposits; after eliminating this effect, the net outflow reflects increased expenditure on acquisitions, and intangible assets arising from new collaboration deals.

AstraZeneca PLC

Investments

During December, two agreements were signed: a deal with Cubist Pharmaceuticals Inc. to develop and commercialise all intravenous forms of Daptomycin, an anti-infective for the Asia Pacific market, with an upfront payment of $10 million which was capitalised as an intangible asset. Secondly, a three-year research collaboration and licensing agreement with Argenta Discovery Limited to identify improved bronchodilators to treat chronic pulminary disease with an initial payment of $21 million which was accrued and capitalised as an intangible asset.

In addition, the Company accrued a further milestone payment of $20 million in relation to the collaboration agreement with Targacept Inc. following the decision to commence Proof of Concept studies on AZD3480 during December. The payment has been capitalised as an intangible asset.

Subsequent to year-end, on 11 January 2007, the Company announced a worldwide collaboration agreement with Bristol-Myers Squibb to develop and commercialise two investigational compounds being studied for the treatment of Type 2 Diabetes. The upfront payment of $100 million has been paid and will be capitalised as an intangible asset.

Dividends and Shareholder Return

The Board has recommended a 34 percent increase in the second interim dividend to $1.23 (63.0 pence, 8.60 SEK) to be paid on 19 March 2007. This brings the full year dividend to $1.72 (89.6 pence, 12.20 SEK) an increase of 32 percent.

In line with the policy stated last year the Board intends to continue its practice of growing dividends in line with earnings (maintaining dividend cover in the two to three times range) whilst substantially distributing the balance of cash flow via share repurchases. In 2006, $6,367 million ($5,382 million net of share issues) was distributed from free cash flow of $6,788 million via dividends and share repurchases. The Board intends to continue this policy, but firmly believes that the first call on free cash flow is business need and, having fulfilled that, will return surplus cash flow to shareholders. The primary business need is to build the research pipeline by supporting internal and external opportunitites. On this basis the Board has targeted share repurchases (net of shares issued) of $4 billion for 2007.

Share Repurchase Programme

During the fourth quarter, 19.7 million shares were repurchased for cancellation at a total cost of $1,189 million bringing the total repurchase for the full year to 72.2 million shares at a total cost of $4,147 million. During the year, 23.6 million shares were issued, in consideration of share option exercises and in relation to employee share plans, for a total of $985 million.

The total number of shares in issue at 31 December 2006 is 1,532 million.

The share buy back programme is calculated to have added 6 cents to EPS for the year, after allowing for an estimate of interest income foregone.

R&D Update

An updated R&D pipeline table is appended to this press release and is also available on the Company's website, www.astrazeneca.com, under information for investors.

The AstraZeneca pipeline now totals 120 projects, 95 of which involve new chemical entities (NCE's) and 25 for the lifecycle management (LCM) of products already on the market. The corresponding figures as at the last update in June 2006 were: 103 projects; 79 NCE's; 24 LCM.

On 11 January 2007, AstraZeneca announced a worldwide collaboration with Bristol-Myers Squibb to develop and commercialise two diabetes compounds, including saxagliptin, a DPP-4 inhibitor in Phase III development and dapagliflozin, a sodium-glucose cotransporter-2 (SGLT2) inhibitor in Phase IIb development. Since December 2005 externalisation efforts have added five Phase II and two Phase III molecules to our development pipeline. In addition, a further 21 new molecules entered development from our laboratories, and the early pipeline progressed well with 12 first human exposures in the year.

AstraZeneca PLC

In January 2007, data from three clinical trials demonstrating the effects of Crestor™ on atherosclerosis were submitted to regulatory authorities in the US and the European Union. The METEOR trial is considered the pivotal trial for registration purposes, with the ASTEROID and ORION studies providing supportive data. The METEOR study has been submitted for presentation at the American College of Cardiology Scientific sessions in March 2007.

Seroquel™ SR data for the treatment of schizophrenia were submitted for registration in the US in July, and in the EU in October 2006. Data for IR (immediate release) for bipolar depression will be submitted in the EU in the fourth quarter 2007. Positive clinical data have been generated in studies switching patients from Seroquel™ IR to Seroquel™ SR, relapse prevention utilising Seroquel™ SR, and bipolar maintenance for Seroquel™ IR. A large lifecycle management programme is ongoing. The target date for the US regulatory submission of Seroquel™ SR for generalised anxiety disorder has been revised to the first half of 2008. There is no change to the submission target for major depressive disorder.

For Iressa™, Study V-15-32, a Phase III NSCLC, Ministry of Health, Labour and Welfare (the Japanese Regulator) post-approval commitment study in a Japanese patient population, did not meet its primary objective of demonstrating non-inferiority for Iressa™ versus docetaxel (Taxotere™) for overall survival. However, AstraZeneca believe these data have not altered the risk:benefit profile of Iressa™ in pre-treated Japanese NSCLC patients.

As previously announced by AtheroGenics, Inc., top-line results from the pivotal Phase III ARISE trial for AGI-1067 are likely to be available no sooner than late in the first quarter 2007. AtheroGenics, Inc. also reported that it continues to work towards its goal of presenting the results at the American College of Cardiology Scientific sessions in March 2007.

In December 2006, following successful completion of a previously disclosed Phase IIa programme of safety and product characterisation studies, AstraZeneca decided to continue development of AZD3480 in Alzheimer's disease and cognitive deficits in schizophrenia. This decision triggered a $20 million milestone payment to Targacept Inc. under the parties' collaboration agreement.

Calendar

26 April 2007	Announcement of first quarter 2007 results
26 April 2007	Annual General Meeting 2007
26 July 2007	Announcement of second quarter and half year 2007 results
1 November 2007	Announcement of third quarter and nine months 2007 results

David Brennan
Chief Executive Officer

Item 5

Consolidated Income Statement

	2006	2005
For the year ended 31 December	$m	$m

Sales	26,475	23,950
Cost of sales	(5,559)	(5,356)
Distribution costs	(226)	(211)
Research and development	(3,902)	(3,379)
Selling, general and administrative costs	(9,096)	(8,695)
Other operating income and expense	524	193

Operating profit	8,216	6,502
Finance income	888	665
Finance expense	(561)	(500)

Profit before tax	8,543	6,667
Taxation	(2,480)	(1,943)

Profit for the period	6,063	4,724

Attributable to:
Equity holders of the Company	6,043	4,706
Minority interests	20	18

	6,063	4,724

Basic earnings per $0.25 Ordinary Share	$3.86	$2.91
Diluted earnings per $0.25 Ordinary Share	$3.85	$2.91

Weighted average number of Ordinary Shares in issue (millions)	1,564	1,617
Diluted average number of Ordinary Shares in issue (millions)	1,570	1,618

Dividends declared in the period	2,649	2,068

Consolidated Income Statement

For the quarter ended 31 December	2006	2005
	$m	$m

Sales	7,154	6,286
Cost of sales	(1,578)	(1,388)
Distribution costs	(61)	(56)
Research and development	(1,124)	(873)
Selling, general and administrative costs	(2,511)	(2,403)
Other operating income and expense	123	70

Operating profit	2,003	1,636
Finance income	267	181
Finance expense	(167)	(128)

Profit before tax	2,103	1,689
Taxation	(658)	(462)

Profit for the period	1,445	1,227

Attributable to:
Equity holders of the Company	1,432	1,224
Minority interests	13	3

	1,445	1,227

Basic earnings per $0.25 Ordinary Share	$0.93	$0.77
Diluted earnings per $0.25 Ordinary Share	$0.93	$0.77

Weighted average number of Ordinary Shares in issue (millions)	1,540	1,590
Diluted average number of Ordinary Shares in issue (millions)	1,545	1,592

Consolidated Balance Sheet

As at 31 December
	2006	2005
	$m	$m

ASSETS
Non-current assets
Property, plant and equipment	7,453	6,985
Intangible assets, including goodwill	4,204	2,712
Other investments	119	256
Deferred tax assets	1,220	1,117

	12,996	11,070

Current assets
Inventories	2,250	2,206
Trade and other receivables	5,561	4,778
Other investments	657	1,624
Income tax receivable	1,365	183
Cash and cash equivalents	7,103	4,979

	16,936	13,770

Total assets	29,932	24,840

LIABILITIES
Current liabilities
Interest bearing loans and borrowings	(136)	(90)
Trade and other payables	(6,334)	(5,466)
Income tax payable	(2,977)	(1,283)

	(9,447)	(6,839)

Non-current liabilities
Interest bearing loans and borrowings	(1,087)	(1,111)
Deferred tax liabilities	(1,559)	(1,112)
Retirement benefit obligations	(1,842)	(1,706)
Provisions	(327)	(309)
Other payables	(254)	(72)

	(5,069)	(4,310)

Total liabilities	(14,516)	(11,149)

Net assets	15,416	13,691

EQUITY
Capital and reserves attributable to equity holders of the
Company
Share capital	383	395
Share premium account	1,671	692
Other reserves	1,902	1,831
Retained earnings	11,348	10,679

	15,304	13,597
Minority equity interests	112	94

Total equity	15,416	13,691

Consolidated Cash Flow Statement

For the year ended 31 December	2006 $m	2005 $m

Cash flows from operating activities
Profit before taxation	8,543	6,667
Finance income and expense	(327)	(165)
Depreciation, amortisation and impairment	1,345	1,327
Decrease in working capital	108	332
Other non-cash movements	263	220

Cash generated from operations	9,932	8,381
Interest paid	(70)	(32)
Tax paid	(2,169)	(1,606)

Net cash inflow from operating activities	7,693	6,743

Cash flows from investing activities
Acquisition of businesses*	(1,148)	-
Movement in short term investments and fixed deposits*	1,120	(491)
Purchase of property, plant and equipment	(794)	(810)
Disposal of property, plant and equipment	35	87
Purchase of intangible assets	(545)	(157)
Disposal of intangible assets*	661	-
Purchase of non-current asset investments	(17)	(12)
Disposal of non-current asset investments	68	-
Interest received	352	206
Payments made by subsidiaries to minority interest	(4)	(5)

Net cash outflow from investing activities	(272)	(1,182)

Net cash inflow before financing activities*	7,421	5,561

Cash flows from financing activities
Proceeds from issue of share capital	985	143
Repurchase of shares	(4,147)	(3,001)
Dividends paid	(2,220)	(1,717)
Movement in short term borrowings	16	3

Net cash outflow from financing activities	(5,366)	(4,572)

Net increase in cash and cash equivalents in the period	2,055	989
Cash and cash equivalents at the beginning of the period	4,895	3,927
Exchange rate effects	39	(21)

Cash and cash equivalents at the end of the period	6,989	4,895

Cash and cash equivalents consists of:
Cash and cash equivalents	7,103	4,979
Overdrafts	(114)	(84)

	6,989	4,895

Note: Free Cash Flow (*) of $6,788 million (2005: $6,052 million) is calculated as; net cash inflow before financing activities, adjusted for: acquisition of businesses, movements in short term investments and fixed deposits, and disposal of intangible assets.

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December	2006	2005
	$m	$m

Profit for the period	6,063	4,724

Foreign exchange and other adjustments on consolidation	922	(1,052)
Available for sale losses taken to equity	(20)	(10)
Actuarial loss for the period	(108)	(35)
Tax on items taken directly to reserves	137	(25)

	931	(1,122)

Total recognised income and expense for the period	6,994	3,602

Attributable to:
Equity holders of the Company	6,970	3,595
Minority interests	24	7

	6,994	3,602

Notes to the Preliminary Announcement

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The preliminary announcement for the full year ended 31 December 2006 has been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU) at 31 December 2006. Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2005. The annual financial information presented in this preliminary announcement for the year ended 31 December 2006 is based on, and is consistent with, that in the Group’s audited financial statements for the year ended 31 December 2006, and those financial statements will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The auditors’ report on those financial statements is unqualified and does not contain any statement under Section 237 of the Companies Act 1985.

The information contained in Note 3 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2005 and the Third Quarter and Nine Months Results 2006.

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 1 Jan 2006	Cash flow	Acquisitions	Non-cash movements	Exchange movements	At 31 December 2006
	$m	$m	$m	$m	$m	$m

Loans due after 1 year	(1,111)	-	-	24	-	(1,087)

Other investments - current	1,624	(1,120)	157	(15)	11	657
Cash and cash equivalents	4,979	2,084	-	-	40	7,103
Overdrafts	(84)	(29)	-	-	(1)	(114)
Short term borrowings	(6)	(16)	-	-	-	(22)

	6,513	919	157	(15)	50	7,624

Net funds	5,402	919	157	9	50	6,537

Non-cash movements in the period consist of fair value adjustments under IAS 39.

3	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2005 and the Third Quarter and Nine Months Results 2006.

Matters disclosed in respect of the fourth quarter of 2006 and January 2007.

Legal proceedings

Diprivan™ (propofol)

As previously disclosed, in relation to a patent infringement action brought by AstraZeneca, the US District Court for the Southern District of New York issued an injunction against Mayne Pharma (USA) Inc. (the holder of the new Abbreviated New Drug Application) preventing the manufacture, use, sale and offering for sale in the US of Mayne’s propofol product. Mayne filed an appeal against this and in November 2006 the US Court of Appeals for the Federal Circuit affirmed the decision of the District Court. In June 2006, the Diprivan™ NDA was sold to Abraxis BioScience Inc. as part of an Asset Purchase Agreement.

Losec™/Prilosec™ (omeprazole)

AstraZeneca continues to be involved in numerous proceedings in Canada involving various generics and patents, including under the Patented Medicines (Notice of Compliance) Regulations, relating to omeprazole capsules or omeprazole magnesium tablets. As previously disclosed, Apotex Inc. launched a generic omeprazole capsule product in Canada in January 2004. Following this launch, AstraZeneca commenced judicial review proceedings seeking to quash Apotex’s notice of compliance (marketing approval) and AstraZeneca sued Apotex in July 2004 alleging infringement of its formulation patents by Apotex’s omeprazole capsules. In May 2005, the Canadian Federal Court of Appeal quashed Apotex’s notice of compliance (marketing approval), overruling the first instance decision in September 2004, which went against AstraZeneca. In June 2005, the Canadian Federal Court of Appeal granted Apotex’s motion for a stay of the Court’s decision to quash the notice of compliance, pending an application by Apotex for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada granted Apotex leave to appeal and also continued the stay granted by the Federal Court of Appeal, thereby allowing Apotex to continue selling its omeprazole capsules pending a decision by the Supreme Court on Apotex’s appeal. The appeal was heard in May 2006 and allowed in November 2006, with the result that Apotex can continue to sell omeprazole capsules pending the outcome of the patent infringement action.

In January 2006, AstraZeneca Canada Inc. was served with a claim in the Federal Court of Canada for payment of an undetermined sum based on damages allegedly suffered by Apotex due to the delay from January 2002 to January 2004 in the issuance to Apotex of a notice of compliance (marketing approval) in Canada for its 20mg omeprazole capsule product. The claim was held in abeyance pending Apotex’s appeal to the Supreme Court of Canada, and following the November 2006 allowance of that appeal, Apotex has indicated it will be advancing the damages claim. AstraZeneca believes the claim is without merit and intends to defend it and to pursue its already pending patent infringement actions against Apotex vigorously.

Sandoz Canada Inc. served AstraZeneca Canada with a notice of allegation in connection with certain patents related to omeprazole capsules, on the basis that Sandoz was seeking a notice of compliance (marketing approval) in Canada based on a comparison with AstraZeneca’s Losec™ capsules.

In January 2007, AstraZeneca Canada Inc. discontinued long pending proceedings against Reddy-Cheminor Inc. in respect of patents relating to omeprazole capsules, following Reddy-Cheminor’s withdrawal of its allegations.

Nexium™ (esomeprazole magnesium)

As disclosed in the Annual Report and 20-F Information 2005, AstraZeneca entities have been sued in various state and federal courts in the US in purported representative and class actions involving the marketing of Nexium™(esomeprazole magnesium). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium™ to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium™ with Prilosec™. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium™ was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

In October 2006, the Circuit Court of the 11th Judicial Court in and for Miami-Dade County, Florida dismissed the plaintiff’s complaint with prejudice and without leave to amend. The plaintiff has appealed the dismissal, and the opening appeal brief is due in February 2007.

In December 2006 and January 2007, several lawsuits against AstraZeneca entities, including putative class actions, were filed in US District Court for the District of Columbia alleging claims of unlawful monopolisation relating to Prilosec™ and Nexium™. Individual actions were filed on 7 December 2006 by Walgreen Co., Eckerd Corporation, Maxi Drug, Inc. d/b/a Brooks Pharmacy, The Kroger Co., New Albertson’s Inc., Safeway, Inc., Hy-Vee, Inc., and American Sales Company, Inc. and on 8 December 2006 by Rite Aid Corporation, and Rite Aid Headquarters Corp. Putative class actions brought on behalf of direct purchasers were filed on 18 December 2006 by Meijer, Inc. and Meijer Distribution, Inc., on 19 December 2006 by Louisiana Wholesale Drug Co., Inc., and on 8 January 2007 by Burlington Drug Co., Inc., Dik Drug Co., Inc., and King Drug Co. of Florence, Inc. The plaintiffs seek treble damages, injunctive relief, and attorney fees. AstraZeneca denies the allegations and intends to defend each of the actions vigorously.

In December 2006, the European Patent Office (EPO) ruled that one of the European substance patents for Nexium™ would be rejected, following an appeal from the German generic manufacturer ratiopharm. The original patent expiry for this patent was 2014.

While disappointed with the EPO decision, AstraZeneca has confidence in the intellectual property portfolio protecting Nexium™. This portfolio includes process, method of use and additional substance patents with expiration dates ranging from 2009 through to 2019. The process patent is under opposition with the EPO and an Opposition Division oral hearing is scheduled for October 2007 (postponed from the original hearing date in March 2007). In addition to these patents, Nexium™ has data exclusivity valid to 2010 in major European markets.

The revocation of the AstraZeneca European substance patent relating to Nexium™ should not have any substantive impact on AstraZeneca’s ability to uphold and enforce its Nexium™ patents in the United States. AstraZeneca has several US Patents covering Nexium™, all of which can be differentiated from the European patent found to be invalid.

Seroquel™ (quetiapine fumarate)

In August 2003, Susan Zehel-Miller filed a putative class action against AstraZeneca PLC and AstraZeneca Pharmaceuticals LP on behalf of “all persons in the US who purchased and/or used Seroquel™”. Among other things, the class action alleged that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel™ and the onset of diabetes. In 2004, the United States District Court for the Middle District of Florida denied class certification and the case was ultimately dismissed. Two additional putative class actions raising similar allegations have likewise been dismissed. There are no other US class actions relating to Seroquel™; however, four putative class actions raising substantially similar allegations have been filed in Canada.

Additionally, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel™. In the overwhelming majority of these cases, the nature of the plaintiffs’ alleged injuries is not clear. Although some plaintiffs contend that they developed diabetes or other related injuries as a result of taking Seroquel™ and/or other atypical antipsychotic medications, in most instances, little or no factual information regarding the alleged injury has been provided. As of 24 January 2007, AstraZeneca was defending 604 served or answered lawsuits involving approximately 7,450 plaintiff groups. These include a number of recently filed cases that include close to 1,000 plaintiff groups per case. The majority of the Seroquel™ cases are pending in federal court with clusters of state court activity in Delaware, New Jersey, New York and Missouri. AstraZeneca is also aware of over 600 additional cases that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly, Janssen Pharmaceutica and/or Bristol-Myers Squibb. AstraZeneca intends to vigorously defend all of the Seroquel™ cases.

As previously disclosed, in September 2005, AstraZeneca received a notice from Teva Pharmaceuticals USA that Teva had submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate 25mg tablets containing a paragraph IV certification alleging invalidity, unenforceability, or non-infringement respecting AstraZeneca’s US patent listed in the FDA’s Orange Book with reference to Seroquel™. In November 2005, AstraZeneca filed a lawsuit directed to Teva’s 25mg ANDA tablets in the US District Court for the District of New Jersey for willful patent infringement. In February 2006, AstraZeneca received another notice from Teva Pharmaceuticals USA that Teva had amended its previously submitted ANDA for quetiapine fumarate 25mg tablets and added 100, 200 and 300mg tablets to its application to the US FDA. The amended ANDA submission contained a similar paragraph IV certification alleging invalidity, unenforceability, or non-infringement in respect of AstraZeneca’s US patent listed in the FDA’s Orange Book with reference to Seroquel™. In March 2006, in response to Teva’s amended ANDA and Teva’s intent to market additional strengths of a generic version of Seroquel™ in the US prior to the expiration of AstraZeneca’s patent, AstraZeneca filed an additional lawsuit against Teva in the US District Court for the District of New Jersey for patent infringement.

The two lawsuits were consolidated in April 2006. However in March 2006, the US District Court had granted Teva’s motion to strike AstraZeneca’s added allegation of willfulness in its patent infringement claim in the first complaint directed to Teva’s 25mg tablets. Therefore, in the consolidated action, in response to AstraZeneca’s now-combined allegations of patent infringement directed to Teva’s 25, 100, 200 and 300mg ANDA tablets, Teva alleges non-infringement and patent invalidity. On 16 January, 2007, Teva filed a motion seeking leave to amend its pleadings in the consolidated action to add allegations, defenses, and counter-claims directed to alleged inequitable conduct in the procurement of AstraZeneca’s patent. Discovery in the consolidated case is proceeding.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Seroquel™.

Toprol-XL™ (metoprolol succinate extended release capsules)

As previously disclosed, in the consolidated litigation brought against KV, Andrx and Eon, the AstraZeneca patents relating to Toprol-XL™ were found to be invalid and unenforceable by the US District Court for the Eastern District of Missouri in January 2006. AstraZeneca appealed the District Court decision to the US Court of Appeals for the Federal Circuit. The appeal was fully briefed in 2006 and was argued in December 2006. We await the decision of the Court of Appeals.

In August 2006, Sandoz (formerly Eon) received final approval from the US Food and Drug Administration (FDA) on the 25 mg dose of metoprolol succinate and tentative approval on the 50, 100 and 200mg doses. In November 2006, Sandoz launched its 25mg metoprolol succinate product, which was followed by Par Pharmaceutical’s launch of a 25mg generic metoprolol succinate under a distribution agreement by AstraZeneca. There is no longer a stay in effect on the approval of the ANDAs filed by KV and Andrx but neither has received FDA approval.

Zestril™ (lisinopril)

In 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licencees), Merck & Co., Inc. and Merck Frosst Canada Inc. commenced a patent infringement action in the Federal Court of Canada against Apotex Inc., alleging infringement of Merck’s lisinopril patent. Apotex sold a generic version of AstraZeneca’s Zestril™ and Merck’s Prinivil™ tablets. Apotex admitted infringement but has raised positive defences to infringement, including that it acquired certain quantities of lisinopril prior to issuance of the patent and that certain quantities were licensed under a compulsory licence. Apotex also alleged invalidity of the patent. Following a trial in early 2006, in April 2006 the Federal Court of Canada ruled in favour of AstraZeneca and Merck on the key issues and Apotex stopped selling lisinopril in May 2006. In October 2006, the Federal Court of Appeal in Canada upheld the lower court’s decision and dismissed Apotex’s appeal. In December 2006, Apotex sought leave to appeal to the Supreme Court of Canada and the application remains pending.

Average wholesale price class action litigation

In the Average Wholesale Price class action litigation pending in Boston, a trial against certain of the defendants, including AstraZeneca, began on 6 November 2006 and concluded on 26 January 2007. That trial involved two of the three classes of plaintiffs certified by the Court, consisting mainly of third-party insurers for certain self-administered drugs, including Zoladex (goserelin acetate implant). The Court has yet to render its decision. A separate jury trial, against AstraZeneca only, is scheduled for 30 April 2007, to resolve the claims of the remaining class of plaintiffs, the individual Medicare beneficiaries. The multiple Attorney General lawsuits filed in state courts are proceeding independently of the Boston proceeding. The first trials that potentially involve AstraZeneca are scheduled for November 2007 in the Alabama and Mississippi Attorney General cases.

Anti-trust

In July 2006, AstraZeneca Pharmaceuticals LP was named as a defendant, along with a number of other pharmaceutical manufacturers and wholesalers, in a complaint filed by RxUSA Wholesale, Inc. in the U.S. District Court for the Eastern District of New York. The complaint alleges that the defendants violated federal and state anti-trust laws by, among other things, allegedly refusing to deal with RxUSA and other “secondary wholesalers” in the wholesale pharmaceutical industry. The plaintiff alleges a conspiracy among the manufacturers and seeks an injunction and treble damages. AstraZeneca vigorously denies the allegations and in November 2006 filed a motion to dismiss the complaint.

Drug importation anti-trust litigation

As previously disclosed, in May 2004, plaintiffs in a purported class action filed complaints in the US District Court for Minnesota and for New Jersey, alleging that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. The New Jersey case was voluntarily dismissed in July 2004. In August 2005, the Minnesota District Court dismissed with prejudice the plaintiffs’ federal anti-trust claims and declined to exercise supplemental jurisdiction in relation to the state statutory and common law claims, which claims were dismissed without prejudice. The plaintiffs appealed the District Court’s decision to the United States Court of Appeals for the Eighth Circuit. In November 2006, the United States Court of Appeals for the Eighth Circuit affirmed the District Court’s decision.

As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California making similar allegations to the Minnesota action and also alleging a conspiracy by approximately fifteen pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those same drugs. In July 2005, the court overruled in part and sustained in part, without leave to amend, the defendants’ motion to dismiss the plaintiffs’ third amended complaint in these proceedings. The Court overruled the defendants’ motion in respect of conspiracy claims but sustained the motion in respect of the California Unfair Competition Law claims. In December 2006, the Court granted the defendants’ motion for summary judgment and the case was subsequently dismissed. In January 2007, plaintiffs filed a Notice of Appeal with the Court of Appeal of the State of California.

Nolvadex™ (tamoxifen)

As previously disclosed, AstraZeneca is a co-defendant with Barr Laboratories, Inc. in numerous purported class actions filed in federal and state courts throughout the US. All of the state court actions were removed to federal court and have been consolidated, along with all of the cases originally filed in the federal courts, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York. Some of the cases were filed by plaintiffs representing a putative class of consumers who purchased tamoxifen. The other cases were filed on behalf of a putative class of ‘third party payers’ (including health maintenance organisations, insurers and other managed care providers and health plans) that have reimbursed or otherwise paid for prescriptions of tamoxifen. The plaintiffs allege that they paid ‘supra-competitive and monopolistic prices’ for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993. The plaintiffs seek injunctive relief, treble damages under the anti-trust laws, disgorgement and restitution. In April 2002, AstraZeneca filed a motion to dismiss the cases for failure to state a cause of action. In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca’s motion to dismiss. The plaintiffs appealed the decision. In November 2005, the US Court of Appeals for the Second Circuit affirmed the District Court’s decision. The plaintiffs thereafter moved for re-hearing by the original panel of judges in the case and re-hearing by a panel of all of the judges on the US Court of Appeals for the Second Circuit. The plaintiffs’ requests for re-hearing were denied in September 2006. In December 2006, plaintiffs filed a Petition for a writ of certiorari to the US Supreme Court seeking to have the Court hear an appeal of the Second Circuit’s decision.

4	FULL YEAR TERRITORIAL SALES ANALYSIS

			% Growth

	Full Year	Full Year
	2006	2005		Constant
	$m	$m	Actual	Currency

US	12,449	10,771	16	16
Canada	1,031	976	6	(1)

North America	13,480	11,747	15	14

France	1,642	1,654	(1)	-
UK	850	757	12	12
Germany	1,165	1,223	(5)	(4)
Italy	1,265	1,152	10	11
Sweden	308	295	4	5
Europe others	3,673	3,382	9	10

Total Europe	8,903	8,463	5	6

Japan	1,503	1,527	(2)	5
China	328	272	21	19
Rest of World	2,261	1,941	16	16

Total	26,475	23,950	11	11

5	FOURTH QUARTER TERRITORIAL SALES ANALYSIS

			% Growth

	4th Quarter	4th Quarter
	2006	2005		Constant
	$m	$m	Actual	Currency

US	3,390	2,907	17	17
Canada	263	257	2	(2)

North America	3,653	3,164	15	15

France	423	389	9	2
UK	237	196	21	12
Germany	301	306	(2)	(8)
Italy	311	274	14	7
Sweden	80	63	27	16
Europe others	1,006	861	17	10

Total Europe	2,358	2,089	13	6

Japan	442	424	4	6
China	87	76	14	13
Rest of World	614	533	15	13

Total	7,154	6,286	14	11

6	FULL YEAR PRODUCT SALES ANALYSIS

	World				US

				Constant
	Full Year	Full Year	Actual	Currency	Full Year	Actual
	2006	2005	Growth	Growth	2006	Growth
	$m	$m	%	%	$m	%

Gastrointestinal:
Nexium	5,182	4,633	12	12	3,527	13
Losec/Prilosec	1,371	1,652	(17)	(16)	233	(12)
Others	78	70	11	11	24	71

Total Gastrointestinal	6,631	6,355	4	4	3,784	11

Cardiovascular:
Seloken/Toprol-XL	1,795	1,735	3	3	1,382	7
Crestor	2,028	1,268	60	59	1,148	57
Atacand	1,110	974	14	14	260	12
Tenormin	320	352	(9)	(7)	24	(4)
Zestril	307	332	(8)	(7)	28	N/m
Plendil	275	360	(24)	(24)	24	(71)
Others	283	311	(9)	(9)	3	N/m

Total Cardiovascular	6,118	5,332	15	15	2,869	21

Respiratory:
Pulmicort	1,292	1,162	11	11	835	22
Symbicort	1,184	1,006	18	18	-	-
Rhinocort	360	387	(7)	(7)	252	(9)
Oxis	88	91	(3)	(3)	-	-
Accolate	81	72	13	13	59	28
Others	146	155	(6)	(6)	-	-

Total Respiratory	3,151	2,873	10	10	1,146	14

Oncology:
Arimidex	1,508	1,181	28	29	614	29
Casodex	1,206	1,123	7	9	295	23
Zoladex	1,008	1,004	-	1	107	(9)
Iressa	237	273	(13)	(11)	16	(76)
Others	303	264	15	16	121	27

Total Oncology	4,262	3,845	11	12	1,153	16

Neuroscience:
Seroquel	3,416	2,761	24	24	2,486	24
Local anaesthetics	529	511	4	5	76	9
Zomig	398	352	13	13	168	39
Diprivan	304	369	(18)	(17)	85	(42)
Others	57	66	(14)	(12)	15	(17)

Total Neuroscience	4,704	4,059	16	16	2,830	20

Infection and Other:
Merrem	604	505	20	19	113	33
Other Products	271	334	(19)	(18)	139	(27)

Total Infection and Other	875	839	4	4	252	(8)

Aptium Oncology	374	335	12	12	374	12
Astra Tech	360	312	15	16	41	41

Total	26,475	23,950	11	11	12,449	16

7	FOURTH QUARTER PRODUCT SALES ANALYSIS

	World				US

	4th	4th		Constant	4th
	Quarter	Quarter	Actual	Currency	Quarter	Actual
	2006	2005	Growth	Growth	2006	Growth
	$m	$m	%	%	$m	%

Gastrointestinal:
Nexium	1,430	1,247	15	13	992	17
Losec/Prilosec	347	411	(16)	(18)	77	5
Others	24	19	26	21	10	67

Total Gastrointestinal	1,801	1,677	7	5	1,079	16

Cardiovascular:
Seloken/Toprol-XL	387	455	(15)	(16)	276	(20)
Crestor	625	353	77	73	356	75
Atacand	301	247	22	17	68	28
Tenormin	82	90	(9)	(10)	5	(38)
Zestril	78	84	(7)	(11)	7	(30)
Plendil	65	73	(11)	(15)	4	(33)
Others	71	76	(7)	(13)	2	N/m

Total Cardiovascular	1,609	1,378	17	14	718	15

Respiratory:
Pulmicort	400	338	18	16	271	28
Symbicort	323	264	22	15	-	-
Rhinocort	90	92	(2)	(3)	63	-
Oxis	23	22	5	-	-	-
Accolate	22	17	29	29	17	55
Others	41	40	3	(5)	-	-

Total Respiratory	899	773	16	12	351	23

Oncology:
Arimidex	412	325	27	24	174	33
Casodex	327	283	16	13	82	37
Zoladex	272	252	8	5	27	17
Iressa	63	72	(13)	(14)	4	(76)
Others	83	69	20	16	36	44

Total Oncology	1,157	1,001	16	13	323	26

Neuroscience:
Seroquel	912	755	21	19	663	20
Local anaesthetics	133	131	2	(1)	11	(50)
Zomig	103	94	10	7	41	5
Diprivan	79	88	(10)	(11)	22	(37)
Others	13	16	(19)	(19)	2	(60)

Total Neuroscience	1,240	1,084	14	12	739	13

Infection and Other:
Merrem	167	130	28	23	29	21
Other Products	81	72	13	12	42	17

Total Infection and Other	248	202	23	20	71	18

Aptium Oncology	98	88	11	11	98	11
Astra Tech	102	83	23	16	11	38

Total	7,154	6,286	14	11	3,390	17

Convenience Translation of Key Financial Information

	2006	2005	2006	2005	2006	2005
For the quarter ended 31 December	$m	$m	£m	£m	SEKm	SEKm

Total Sales	7,154	6,286	3,645	3,203	49,237	43,263

Operating profit	2,003	1,636	1,021	834	13,785	11,260

Profit before tax	2,103	1,689	1,072	861	14,474	11,624

Net profit for the period	1,445	1,227	736	625	9,945	8,445

Earnings per Ordinary Share	$0.93	$0.77	£0.47	£0.39	SEK6.40	SEK5.30

	2006	2005	2006	2005	2006	2005
For the year ended 31 December	$m	$m	£m	£m	SEKm	SEKm

Total Sales	26,475	23,950	13,490	12,204	182,212	164,833

Operating profit	8,216	6,502	4,186	3,313	56,546	44,749

Profit before tax	8,543	6,667	4,353	3,397	58,796	45,885

Net profit for the year	6,063	4,724	3,089	2,407	41,728	32,512

Earnings per Ordinary Share	$3.86	$2.91	£1.97	£1.48	SEK26.57	SEK20.03

Dividend per Ordinary Share	$1.72	$1.30	£0.896	£0.737	SEK12.20	SEK10.01

Net cash inflow from operating	7,693	6,743	3,920	3,436	52,946	46,408
activities

Increase in cash & cash
equivalents	2,055	989	1,047	504	14,143	6,807

Capital and Reserves
Attributable to Equity Holders	15,304	13,597	7,798	6,928	105,328	93,580

All Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £ 0.509541 and $1= SEK 6.882400 respectively. Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The consolidated income statement and balance sheet set out on pages 12 and 14 are prepared in accordance with IASs and IFRSs (collectively “IFRS”) as adopted by the European Union (EU), which differ in certain material respects from those accounting principles generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Annual Report and Form 20-F Information 2005 except that, during the year, AstraZeneca adopted the provisions of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. The effect of adoption, which is prospective from 15 December 2006, is to recognise in full the actuarial gains and losses arising from post-retirement benefit plans. The effects on income and shareholders’ equity of the GAAP differences are shown below.

	Full Year	Full Year
	2006	2005
Income attributable to Shareholders	$m	$m

Net income for the period under IFRS	6,043	4,706
Adjustments to conform to US GAAP
Purchase accounting adjustments:
- amortisation and depreciation	(1,017)	(1,019)
- in-process research and development	(502)	-
Capitalisation less disposals and amortisation of interest	(21)	(13)
Pension and other post-retirement benefits	(128)	(74)
Financial instruments	7	(35)
In-licensed development intangibles	(193)	(29)
Deferred taxation
- on purchase accounting adjustments	283	283
- others	(101)	65
Other	21	-

Net income in accordance with US GAAP	4,392	3,884

Net income per Ordinary Share in accordance with US GAAP – basic	$2.81	$2.40

Net income per Ordinary Share in accordance with US GAAP – diluted	$2.80	$2.40

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

	31 December	31 December
	2006	2005
Shareholders' equity	$m	$m

Shareholders' equity under IFRS	15,304	13,597

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- goodwill	14,712	13,562
- property, plant and equipment and intangible assets	4,655	5,229
- in-process research and development	(605)	-
Capitalisation, less disposals and amortisation of interest	220	241
Pension and other post-retirement benefits	(48)	1,483
Financial instruments	-	18
In-licensed development intangibles	(309)	(112)
Deferred taxation
- on purchase accounting adjustments	(1,322)	(1,629)
- others	(153)	(492)
Other	13	(3)

Shareholders' equity in accordance with US GAAP	32,467	31,894

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2007 results	26 April 2007

Annual General Meeting	26 April 2007

Announcement of second quarter and half year 2007 results	26 July 2007

Announcement of third quarter and nine months 2007 results	1 November 2007

DIVIDENDS

The record date for the first interim dividend paid on 18 September 2006 (in the UK, Sweden and the US) was 11 August 2006. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 9 August 2006. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2006 payable on 19 March 2007 (in the UK, Sweden and the US) will be 9 February 2007. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 7 February 2007. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September

Second interim	Announced in January/February and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate   Arimidex   Astra Tech   Atacand   Casodex   Crestor   Diprivan   Faslodex   Iressa   Losec   Losec MUPS
Merrem   Nexium   Nolvadex   Oxis   Plendil   Prilosec   Pulmicort   Pulmicort Respules   Rhinocort   Rhinocort Aqua
Seloken   Seroquel   Seroquel SR   Symbicort   Symbicort SMART   Tenormin   Toprol-XL   Zestril   Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	JPMorgan Service Center	London	PO Box 7822
The Causeway	PO Box 3408	W1K 1LN	SE-103 97 Stockholm
Worthing	South Hackensack	UK	Sweden
West Sussex	NJ 07606-3408
BN99 6DA	US
UK		Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (freephone in UK):	Tel (toll free in US):
0800 389 1580	888 697 8018
Tel (outside UK):	Tel: +1 (201) 680 66301
+44 (0)121 415 7033

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This preliminary announcement contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities.